Exhibit (a)(1)(iv)

ELAN CORPORATION, PLC
(incorporated and registered in Ireland, No. 30356)

Return of Cash to Shareholders of Elan Corporation, plc by way of a Cash Tender Offer to
Purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares)
up to a maximum aggregate cost of US$1 billion

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE WITH RESPECT TO THE ADSs AT 5.00 P.M., NEW YORK CITY TIME, ON APRIL 17, 2013, UNLESS THE OFFER IS EXTENDED.

March 11, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Elan Corporation, plc., a public limited company incorporated under the laws of Ireland (the “Company”), to act as Information Agent in connection with the tender offer made by J&E Davy (“Davy”) to purchase for cash, up to a maximum of 88,888,888, ordinary shares of Elan Corporation, plc, par value €0.05 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), each ADS representing one Ordinary Share, for a maximum aggregate purchase price of US$1 billion, at a price, net to the seller in cash, less any applicable withholding taxes and without interest, between $11.25 and $13.00 per Ordinary Share, upon the terms and subject to the conditions set forth in the Circular to Ordinary Shareholders and ADS Holders dated March 11, 2013 (the “Circular”) and the related Letter of Transmittal with respect to ADSs (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee.

As specified in the Circular, the Offer is not being made, and must not be mailed or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of South Africa or any other jurisdiction where the mailing of this Circular into or inside such jurisdiction would constitute violation of the laws of such jurisdiction, including to Shareholders with registered addresses in such jurisdictions or to persons who are custodians, nominees or trustees holding Ordinary Shares or ADSs for persons in such jurisdictions. Copies of this Circular and the Letter of Transmittal are not being and must not be mailed or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of South Africa or any other jurisdiction where the mailing of this Circular into or inside such jurisdiction would constitute violation of the laws of such jurisdiction, including to ADS holders with registered addresses in these jurisdictions or to persons whom the Company or Davy know to be trustees, nominees or custodians holding ADS for such persons.

Enclosed with this letter are copies of the following documents:

1. Circular to Ordinary Shareholders and ADS Holders dated March 11, 2013;

2. Letter of Transmittal, for your use in accepting the Offer and tendering ADSs of, and for the information of, your clients;

3. Form of letter that may be sent to your clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in the Letter of Transmittal).

    The Tender Agent for the Offer is Citibank, N.A. (the “Tender Agent”).

    The Dealer Manager for the Offer is Citigroup Global Markets Inc. (the “Dealer Manager”).

    Certain conditions to the Offer are described in Parts I and IV of the Circular.

            Please note that ADSs may NOT be tendered by guaranteed delivery.

    We urge you to contact your clients promptly.

    Please note that the Offer in respect of ADSs and withdrawal rights will expire at 5.00 p.m., New York City time, on April 17, 2013, unless the Offer is extended.

    Under no circumstances will interest be paid on the purchase price of the Ordinary Shares represented by ADSs tendered regardless of any extension of, or amendment to, the Offer or any delay in paying for such Ordinary Shares represented by ADSs.

Neither the Company nor Davy will pay any fees or commissions to any broker or dealer or other person (other than, in the case of the Company, the Dealer Manager and the Information Agent, as described in the Circular) in connection with the solicitation of tenders of Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to the Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to the purchase of Ordinary Shares pursuant to the Offer as described in the Circular.

Questions and requests for additional copies of the enclosed material may be directed to the undersigned at the address and telephone number under the section captioned “Where to find help” in the Circular.

Very truly yours,

Georgeson Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, J&E Davy, the Dealer Manager, the Tender Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.